OFI Global Asset Management, Inc.

225 Liberty Street, 11th Floor

New York, New York 10281-1008

October 27, 2014

Via Electronic Transmission

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Dear Ms. Lithotomos:

Thank you for your comments, dated October 2, 2014, to the registration statement on Form N-1A for Oppenheimer Global Multi-Asset Income Fund (the “Registrant” or the “Fund”) filed on September 3, 2014. Our responses are below. For your convenience, we have included each of your comments in italics below, followed by our response. The captions used below correspond to the captions the Fund uses in the registration statement and defined terms have the meanings defined therein.

Prospectus

General

  The Fund’s name contains the term “Multi-Asset Income.” Please explain what that term is intended to convey. If the meaning of the term is explained in the prospectus, please specify the location.

The term is intended to convey the Fund’s intent to invest in a broad array of income-generating asset classes including, but not limited to, a wide array of debt securities and dividend-paying equity securities, including REITs and master limited partnerships. Thus, disclosure is included in the fourth paragraph under Principal Investment Strategies indicating that “The Fund generally intends to invest in income-producing equity securities.” (However, the Fund can also invest in non-income producing securities for the purpose of capital appreciation or managing risk or other portfolio characteristics.)

Fees and Expenses of the Fund

2.	According to footnote 2 to the fee table, the expenses will be reduced by waiver/reimbursement for the duration of the contract which is in effect for one year from the date of the prospectus. Therefore, the second and third year expenses will not be reduced. Please confirm that the Example will be calculated accordingly.

We confirm that the Example’s second and third year expenses are calculated accordingly.

3.	Footnote 2 to the fee table states that the fee waiver and/or expense reimbursement will exclude “any subsidiary expenses.” What is meant by the reference to “subsidiary expenses?” Does the Fund intend to have a subsidiary? We may have further comments.

The Fund does not currently intend to have a subsidiary. The reference to “subsidiary expenses” means the expenses associated with an offshore subsidiary. The disclosure reflects the terms of the agreement between the Board of the Fund (and other Oppenheimer funds that apply class-level expense caps) and the investment manager concerning only “any applicable” subsidiary expenses (as indicated before the list of exclusions). Although the Fund does not currently intend to have a subsidiary, we believe it is appropriate to reflect the terms of the entire arrangement as agreed upon. The term “any applicable” makes clear that the waiver/reimbursement excludes from the expense caps certain expenses were such expenses to apply in the first place.

Principal Investment Strategies and Risks

4.	The name of the Fund includes the word “Global.” Given that the word “global” is in the Fund’s name, please expressly describe how the Fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (i.e., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located outside the United States or doing a substantial amount of business outside the United States.

The Adopting Release for Rule 35d-1 indicates that the term “global” connotes diversification among investments “in a number of different countries throughout the world.” See Investment Company Names, Rel. No. IC-24828, note 42 (Jan. 17, 2001) (“Adopting Release”). While Commission staff has indicated to fund registrants that one way to describe how a fund using the term “global” will invest globally is to invest at least 40% of its assets outside the United States, the Commission has acknowledged in discussions with the Investment Company Institute that this approach is not compulsory. See Memorandum from the ICI on SEC Staff Comments on Fund Names (June 4, 2012). In light of the Staff’s acknowledgement, and consistent with its comments in note 42 of the Adopting Release, we believe the following disclosure (which has been revised since the Fund’s initial filing) expressly describes how the Fund intends to invest globally:

Under normal market conditions, the Fund will invest either directly, indirectly (through underlying funds) or a combination of both, in securities of issuers that are economically tied to a number of different countries throughout the world. The Fund normally invests in securities of issuers that are economically tied to at least three countries (one of which may be the United States).

We have also added the following:

A determination that an issuer is economically tied to a non-U.S. country is based on factors including, but not limited to, geographic location of its primary trading markets, location of its assets, its domicile or its principal offices, or whether it receives revenues or profits from goods produced or sold from, or investments made or services performed in, that country. Such a determination can also be based, in whole or in part, on inclusion of an issuer or its securities in an index representative of the country.

5.	The last sentence in paragraph one of the Principal Investment Strategies section states the Fund will invest “a substantial portion of its assets in a number of different countries throughout the world, including the United States.” Please clarify what is meant by “in” different countries. Specifically, does this mean located in or economically tied to different countries?

We have clarified the language in the disclosure, as described in our response to comment no. 4.

6.	As you are probably aware, the political situation in Russia and Ukraine has continued to develop over the past few months. Given that the Fund will invest in foreign and emerging markets, to the extent that the Fund expects that it will have exposure to Russian or Ukrainian securities, please consider whether the Fund should include specific risk disclosure relating to those countries and/or the events unfolding in the regions. We may have further comments.

We have considered the Fund’s disclosure in light of its expected exposures to Russia and Ukraine, recent events, and the evolving geopolitical situation in those two countries and the region, and we have determined that no disclosure specific to that situation is currently required.

7.	The Fund may invest REITs. Please clarify the whether they will be registered or privately offered. We may have additional comments.

The REITs the Fund will invest in will primarily be registered.

8.	The prospectus states in this section that there are “principal” risks, “main” risks, and “special” risks. This may be confusing to the reader. Thus, please define the risks as “principal,” as required in Item 4 of Form N-1A.

The section heading “Principal Risks” is intended to distinguish for shareholders that section of the prospectus that sets forth, in summary fashion, the collection of “risks to which the Fund’s portfolio as a whole is subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, and total return,” and to conform the heading to the model heading prescribed by Commission staff in its guidance and comments on the summary prospectus. We believe the term “principal” as used in that section heading clearly describes for shareholders the collection of risks that, as a whole, primarily impact the Fund.

Item 4 of Form N-1A requires the Fund to “summarize the principal risks” based on the information given in response to Item 9. We understand the Item 4 requirement to require a discussion of each risk, on an individual basis, that summarizes the risks discussed in more detail under Item 9. Thus, under the summary prospectus’s “Principal Risks” section, the subheadings that begin with “Main Risks…” are designed to summarize each individual risk that make up the collection of principal risks in a more descriptive “plain English” manner. Because a more detailed discussion of these risks is provided in the statutory part of the prospectus under the heading “The Fund’s Principal Investment Strategies and Risks,” we believe that changing the risks described in the summary section to read, e.g., “Principal Risks of Investing in Debt Securities” is more prone to confuse investors. The term “Special Risks of…” is intended to convey to shareholders that within a discussion of main risks, there are risks that are more specific to a particular kind of security or asset class (for example, below-investment grade securities are a subset under debt securities that have unique risks that we believe should be discussed in the summary section.)

Consequently, we believe that the disclosure satisfies the requirements of Item 4 without confusion to the reader.

9.	We note that there are some principal risks listed in the prospectus (e.g., ETN Risk, Municipal Securities Risk, Leverage Risk), however there is no mention of these investments in the principal investment strategy section. Please reconcile. (In this regard, please see comment 9, above.) Also, please clarify whether the principal risks coincide with the principal investment strategies.

The principal risks listed in the prospectus reflect investments discussed in the Principal Investment Strategies section, for example: ETN risk is associated with the discussion in that section of “[The Fund may invest without limit in] exchange– traded notes (ETNs) and other securities whose returns are linked to the performance of a particular market index or strategy”; municipal securities risk is associated with the discussion of “securities issued or guaranteed by . . . state governments or their political subdivisions, or their agencies or instrumentalities”; and leverage risk is associated with the Fund’s use of “derivatives to seek income or capital gain, to hedge against the risks of other investments, to hedge foreign currency exposure or as a substitute for direct investment…” Furthermore, we have confirmed that the Principal Risks coincide with the Principal Investment Strategies. (Some of the relevant discussion in the Principal Investment Strategies has been revised since the Fund’s initial filing.)

10.	The last sentence in the paragraph titled “Principal Risks” states: “When you redeem your shares, they may be worth more or less than what you paid for them.” Please remove the words “more or” from the sentence as this is not risk disclosure.

The first sentence in that section indicates that “the Fund’s shares can go up and down substantially,” which describes the potential volatility associated with the Fund’s shares. We believe the statement “When you redeem your shares, they may be worth more or less than what you paid for them” tells the investor in plain English the result of such volatility. We do not believe the term “more or” misleads or confuses readers, or otherwise detracts from the risks disclosed in light of the disclosure in the same paragraph that indicates that broad changes in the markets or poor investment selection may cause the Fund to underperform and, even more bluntly, they can lose money by investing in the Fund. Accordingly, we do not believe that revision is necessary.

11.	The Fund can invest in derivatives instruments. Please disclose the maximum amount of assets that will be invested in derivatives. Also, please distinguish purchasing derivatives from selling them and also disclose that derivative instruments may be used not only for hedging, but for speculation purposes. Please describe in this section what types of derivatives the Fund expects to use and how it expects to use them. In general, see Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute.

The Fund has not adopted an express limit on the amount of assets that will be invested in derivatives, but will comply with the requirements of the Investment Company Act and related SEC staff positions and its internal policies and guidelines regarding the use of derivatives.

With regard to disclosure concerning “speculation purposes” and the types of derivatives the Fund expects to use and how it expects to use them, the penultimate paragraph under the Principal Investment Strategies section (which has been slightly modified since the Fund’s initial filing) addresses this comment. It reads:

The Fund may use derivatives to seek income or capital gain, to hedge against the risks of other investments, to hedge foreign currency exposure, or as a substitute for direct investment in a particular asset class, investment strategy or security type, including but not limited to futures, structured notes, options, forward contracts, and swaps. The Fund may also use other types of derivatives that are consistent with its investment strategies and investment objective.

A more expansive discussion of selling and purchasing derivatives is included in the statutory prospectus under “Derivative Investments” and in the SAI under “Derivatives and Hedging.”

12.	The penultimate paragraph of the Principal Investment Strategies section states that the Fund may use “some other types of derivatives.” Please add a comprehensive list of the types of derivatives.

We have revised the disclosure to delete the phrase “some other types of derivatives,” as reflected in our response to comment no. 11. The types of derivatives the Fund intends to invest in primarily remain listed. Due to the summary nature of the Principal Investment Strategies section, and bearing in mind that the universe of derivatives is continually evolving, it is not practical to provide a comprehensive list of all of the types of derivatives the Fund may invest in.

13.	In the same paragraph referenced in comment 11, above, please disclose whether the Fund will buy or sell derivatives, given that the risk disclosure states that the Fund will do both. Please clarify this here and in the risk disclosure.

Not all derivatives are bought and sold. For example, in certain swap arrangements, such as an interest rate swap, the investment is premised upon the Fund and another party exchanging their rights, via an agreement, to receive interest payments. Thus, we believe that using the phrasing “The Fund may use derivatives…” is more accurate disclosure for purposes of the Principal Investment Strategies section. As discussed in our response to comment no. 11, a more appropriate discussion with regard to “buying” and “selling” as it relates to certain derivatives occurs in the statutory prospectus and the SAI.

Portfolio Managers

14.	In this section, it states that Messrs. Hamilton, Lee, and Rockmuller have each been vice presidents and portfolio managers of the Fund “since its inception.” Please provide the date of inception in substitution of that phrase.

We believe it is important for investors to be informed when a portfolio manager has managed a fund since the beginning of its operations. In those cases, we believe that the term “since inception” is the cleanest and least confusing way to inform them. Additionally, we note that the Fund is currently unable to confirm a precise date for the Fund’s inception until after the Commission grants the Fund’s registration statement “effectiveness.” Furthermore, we point out that after the Fund commences operations, the precise date of inception will be included in the Fund’s first shareholder report; and prior to the release of that report, the inception date of the Fund will be provided on the Fund’s web page. The inception date of each share class will also be provided in the prospectus performance table and financial highlights after one full calendar year. Accordingly, we believe our approach is consistent with Form N-1A’s requirement to state the length of service of the portfolio managers (without mandating that a precise date be disclosed) and also informs investors of the portfolio managers’ continuous involvement with the Fund since the day it launched.

Pay-in-kind Securities

15.	The Fund may invest in Pay-in-kind securities (page 21). Please discuss the risks presented by investments in payment in-kind (“PIK”) securities. Please specifically disclose the items listed below. Also, the following items are risk disclosure, thus, please augment the Principal Risk section to include risks attendant to PIK securities.

a.	The higher interest rates on PIK securities reflect the payment deferral and increased credit risk associated with such instruments and that such investments generally represent a significantly higher credit risk than coupon loans.
b.	Even if accounting conditions are met, the borrower could still default when the Fund’s actual collection is supposed to occur at the maturity of the obligation.
c.	PIK securities may have unreliable valuations because their continual accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.
d.	The deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

We have revised the PIK securities disclosure in both the prospectus and SAI to reflect the risks above. Investment in PIK securities is not a principal investment strategy, thus we have not augmented the Principal Risks section; rather, we have moved the disclosure on PIK securities to the section titled “Other Investment Strategies and Risks” in the prospectus.

Portfolio Turnover

16.	This section states that, based on the Fund’s activities, the Fund may have a portfolio turnover rate of over 100% annually. Please disclose whether the Fund anticipates a high turnover rate, and if so, please add attendant risk disclosure in the summary section.

The Fund does not normally anticipate a high portfolio turnover rate. However, the Fund acknowledges that Item 16(e) of Form N-1A could require certain disclosure in the future in light of certain changes in portfolio turnover.

Statement of Additional Information

17.	In the section titled “Other Fundamental Investment Restrictions,” the last sentence of the section on what constitutes “concentration,” states that that the 25% concentration limit does not apply to “securities issued by investment companies.” However, please clarify that the limit would apply if the Fund can easily look through to the investments of affiliated funds and exchange traded funds. Please clarify this disclosure to state this.

The Fund considers, to the extent practicable, the concentration of any underlying investment companies it may invest in when determining compliance with its concentration policy. However, the purpose of the section to which the comment refers is to provide “only a brief summary of certain current limitations imposed on investment companies by the Investment Company Act and certain rules and interpretations thereunder, and is not a complete description of such limits”; we do this to provide background on the Fund’s fundamental investment restrictions. We think that adding the suggested disclosure is best considered in the context of a discussion intended to provide an investor with a more in-depth discussion of the rules, regulations and guidance concerning concentration. Accordingly, we respectfully decline to make changes to the disclosure in this regard.

18.	In the section titled “Regulatory Aspects of Derivatives and Hedging Instruments,” the SAI states that while the Fund manager will be registered as a commodity pool operator under the Commodity Exchange Act, the manager currently intends to limit “a Fund’s” use of futures, options on such futures, commodity options and certain swaps in order to permit such Fund to continue to claim an exemption under the Commodity Futures Trading Commission rules. Please supplementally inform the staff and clarify in the SAI whether this arrangement applies to this specific Fund (given the reference to “a Fund”), and if so, how the Manager intends to monitor the limitation of the Fund’s use of such investments.

The only reference to “a fund” in the referenced section is in the first line of the second paragraph. There, the use of “a fund” is appropriate because the context concerns previous CFTC rules that allowed any fund to claim an exclusion from registration as a CPO. (The arrangement applies to this Fund, as well as certain other funds in the Oppenheimer complex.) In the third paragraph, the Fund indicates that the manager intends to monitor the use of the instruments consistent with internal compliance procedures. Accordingly, we have not revised the disclosure.

19.	In the Table listing the trustees, please clarify in the heading “Other Trusteeship/Directorships Held” that the trusteeships/directorships are positions held during the past five years. (We note that the Table states that the principal occupations are positions held during the past 5 years, but it is not clear that this includes trusteeships/directorships. Please clarify.)

As a threshold matter, we believe Form N-1A allows for the inclusion of information in the SAI that is additional beyond the information the Form specifically requires. Thus, we read Form N-1A’s reference to the “5 years” timeframe as denoting the minimum amount of information required by it; not as providing an “up to” or “only” 5 years requirement. It is quite frequently the case that officers and directors/trustees may have relevant experience that elucidates for an investor the officer’s or director/trustee’s experience, expertise and knowledge with respect to the Fund and its investments, the market and the industry. We believe this is particularly pertinent for directors/trustees (e.g., we believe it is helpful for investors to be aware of relevant experience with another mutual fund complex, or with a service provider in the fund industry, even if beyond five years). Consequently, for purposes of the table, we do not wish to restrict officers and directors/trustees relevant information solely to the past 5 years.

20.	We note that Appendix A of the SAI provides information about special sales charge arrangements. Please explain why this information is not incorporated into the SAI, but is, instead, in an appendix. We may have further comments.

We view the information as part of, not separate from, the SAI; but rather merely consolidated in an appendix. Due to the amount of information and the various exclusions, options and caveats, we believe that shareholders, potential investors and their financial intermediaries are better served when this information is presented in a consolidated, convenient (i.e., relatively portable) format.

21.	Please file as exhibits the advisory contracts entered into by the manager, the sub-advisor, and the sub-sub-advisors. Also, please confirm that the substantive terms of the contracts are fully described in the SAI.

The advisory, sub-advisory and sub-sub-advisory contracts are being filed with the Fund’s amendment, filed with this letter. The substantive terms of those contracts are fully described in the SAI.

General Comments

We have not submitted, nor currently expect to submit, an exemptive application or no-action request in connection with the registration statement. The Fund hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Taylor V. Edwards

OFI Global Asset Management, Inc.
225 Liberty Street, 16th Floor
New York, New York 10281-1008
212-323-0310
tedwards@ofiglobal.com

Sincerely,

/s/ Taylor V. Edwards

Taylor V. Edwards

Vice President & Senior Counsel

cc: Arthur S. Gabinet, Esq.

Lori E. Bostrom, Esq.

Ed Gizzi, Esq.

Kramer Levin Naftalis & Frankel LLP